UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report: October 7, 2019

(Date of earliest event reported)

Elegance Brands, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Brands, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 6. Change in Control of Issuer

On October 7, 2019, Europa Group USA, LLC, which is controlled by our CEO, Mr. Amit Raj Beri, transferred its interest in 52,418,477 shares to Mr. Amit Raj Beri. The rights and interests of the current shareholders are unaffected.

Because Mr. Beri controlled Europa Group USA, LLC, no fundamental changes in control have taken place.

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SIGNATURES

Pursuant to the requirements of Regulation A, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Elegance Brands, Inc.

/s/ Amit Raj Beri
Amit Raj Beri
CEO
October 7, 2019

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